August 21, 2007
Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Wachovia Corporation
2006 Annual Report on Form 10-K
File No. 1-10000
Dear Mr. Vaughn:
     Wachovia Corporation (“Wachovia”) is in receipt of the letter from the staff of the Securities and Exchange Commission, dated August 15, 2007 (following Wachovia’s response letter dated August 3, 2007), regarding the above-referenced annual report. Enclosed herewith is Wachovia’s response to the Commission’s comments. For your convenience, Wachovia has restated the staff’s comments and keyed its responses accordingly.
Form 10-K for the Fiscal Year Ended December 31, 2006
Financial Statements
1.	Please address the following regarding your response to comment 1 of our letter dated July 20, 2007, regarding your price sensitivity analysis used to prospectively test effectiveness of individual interest rate swaps that are designated as fair value hedges. If true, please confirm:
•	Your price sensitivity analysis considers a base case (non-stressed) scenario. If not, please tell us why it does not.

Wachovia Response:
Our base case is the current forward Libor curve as of the day the hedge is assessed through the term of the expected hedge period. Our base case is not the results of the retrospective assessment, as discussed more fully in our response to comment 2 in this letter. We stress test this yield curve when performing our prospective assessment using both positive and negative stresses for 50, 100 and 200 basis point (bp) increments. We do not “roll down” the forward curve for changes in fair value due to the passage of time because that represents a component of the fair value change that is not included in our documented hedge risk (fair value changes due to changes in the benchmark interest rate). Accordingly, the impact from the passage of time is not included in our assessment of effectiveness, and therefore, we have not calculated a base case scenario.
•	The price sensitivity analysis is used to prospectively test hedge effectiveness for every fair value hedge relationship of this type, and not just the relationships that fail the dollar-offset retrospective test.
Wachovia Response:
We confirm that our price sensitivity analysis is used to prospectively test hedge effectiveness for every fair value hedge relationship.
2.	Your response indicates a fixed set of interest rate scenarios are used in the price sensitivity analysis. Please tell us if these scenarios are reassessed throughout the hedge relationship and how you determine such fixed scenarios are appropriate and realistic during the entire length of the hedge relationship.
Wachovia Response:
We established the interest rate scenarios used to assess hedge effectiveness to be consistent with the volatility assumptions Wachovia uses to evaluate earnings sensitivity to changes in interest rates as discussed in the Interest Rate Risk Management section of our 2006 Annual Report on Form 10-K. Management’s judgment is that the scenario increments of 50, 100 and 200 bps (effectively a 400 bps range) provide a reasonable and realistic cross section of possible changes in interest rates over the terms of our hedges.
In our response to comment 4 of your letter dated June 28, 2007, we provided an explanation of how we conclude that the hedging relationship continues to be highly effective in instances where the retrospective test has determined that the hedge was outside of the necessary range of effectiveness. Using our documented prospective assessment methodology to support ongoing hedge accounting for periods after the assessment date (including those situations in which hedge accounting was not applied for the period just ended as a result of the retrospective dollar offset test resulting in a hedge ratio outside of the 80% to 125% range) is consistent with DIG Issue No. E7, Hedging – General: Methodologies to Assess Effectiveness of Fair Value and Cash Flow Hedges. As also indicated in that response, we have had infrequent instances where the retrospective dollar offset test resulted in a ratio outside of the 80% to 125% range. All of these instances were due to the small amounts involved.
Since the adoption of SFAS 133, we have not observed any market conditions through our consideration of actual historical and expected future interest rate volatility (which includes consideration of the frequency and severity of changes in interest rates that have affected our ability to apply hedge accounting on a retrospective basis) that would suggest that our judgment to use the scenarios described is not reasonable. If facts and circumstances resulted in a change in our judgment, the interest rate scenarios would be modified as necessary.
3.	Please tell us how you determined your dollar-roll transactions meet the requirements in paragraph 47 of SFAS 140 to be accounted for as a secured borrowing. Please ensure your response addresses in detail how you considered the existence of all six characteristics described in paragraph 48 of SFAS 140 in order for the transfer to meet the substantially-the-same requirement of paragraph 47(a).
Wachovia Response:
Wachovia enters into mortgage-backed security rolls (also called dollar rolls) whereby Wachovia transfers mortgage-backed securities to a counterparty for delivery in the current month and concurrently contracts to repurchase substantially the same mortgage-backed securities from the same counterparty on a specified future date (typically one month), at a fixed price. We have developed policies, processes and a proprietary technology solution to support the accounting for these dollar roll transactions as secured borrowings, in accordance with SFAS 140.
SFAS 140, paragraph 47 states, “An agreement that both entitles and obligates the transferor to repurchase or redeem transferred assets from the transferee maintains the transferor’s effective control over those assets under paragraph 9(c)(1), and the transfer is therefore to be accounted for as a secured borrowing, if and only if all of the following conditions are met”:
a.	“The assets to be repurchased or redeemed are the same or substantially the same as those transferred (paragraph 48).” (SFAS 140, paragraph 47a)
A number of years ago, Wachovia developed a proprietary technology solution to support monitoring the collateral pledged in our dollar roll transactions to ensure that the “substantially the same” requirements in paragraph 48 are met (i.e., that the transferred asset and the asset delivered upon repurchase are substantially the same). Balance Sheet Management Operations (“BSM Operations”) and Portfolio

Management within the Treasury division monitor system results and provide oversight of the dollar roll settlement/delivery process.
The aforementioned system, supplemented with other procedures and reviews, validates the following:
1)	The repurchased securities have the same primary obligor as the securities transferred (e.g., GNMA for GNMA).

2)	The repurchased securities are the identical form and type and provide the same risks and rights (e.g. GNMA I for GNMA I).

3)	The repurchased mortgage-backed securities have similar remaining weighted-average maturities (WAM) that result in approximately the same market yield.

4)	The repurchased securities have identical contractual interest rates as the securities transferred.

5)	The repurchased securities have similar assets as collateral as the securities transferred (e.g., single-family residential mortgages for single-family residential mortgages).

6)	The aggregate principal amounts (par) of the securities transferred and the securities purchased are within industry established parameters for good delivery. For example, the Bond Market Association’s rules addressed in the Uniform Practices Manual regarding “good” million lots allow delivery at settlement of plus or minus 0.01% of the contractual par.
As noted, our policies, procedures and controls are designed to ensure compliance with SFAS 140 to account for dollar rolls as secured borrowings. The following specifically addresses the criteria in SFAS 140, paragraph 48.
Controls, including edit checks, are built into our automated system to ensure compliance with subparagraphs a, b, d, e and f of SFAS 140, paragraph 48 (numbers 1, 2, 4, 5 and 6 above). Dollar roll transactions that fail any of these edit checks are rejected and included in reports which management reviews. In these situations, we contact the counterparty and resolve the failure.
Operating procedures are in place to ensure compliance with subparagraph c of SFAS 140, paragraph 48 (number 3 above). As a matter of practice we always deliver the most under-priced security (tightest option-adjusted spread) of a particular type currently trading in the market to the counterparty in a dollar roll and we would not enter into a dollar roll if we did not have the most under-priced security. We identify these securities using widely established valuation techniques. We believe our dollar roll market counterparties use similar valuation techniques to identify securities to return to us which has resulted in similar securities being returned to us a month later. Because most participants in the dollar roll market use similar valuation techniques to identify securities for dollar roll transactions, there is very little pricing arbitrage available in the market, and accordingly, securities returned to us are similar. Our experience has been that the WAM of the security returned to us is typically within a few months of the security we delivered (e.g., 358 months

vs. 355 months). Such a small difference in WAM would result in approximately the same yields.
b.	“The transferor is able to repurchase or redeem them on substantially the agreed terms, even in the event of default by the transferee (paragraph 49).” (SFAS 140, paragraph 47b)
SFAS 140, paragraph 49 states, “To be able to repurchase or redeem assets on substantially the agreed terms, even in the event of default by the transferee, a transferor must at all times during the contract term have obtained cash or other collateral sufficient to fund substantially all of the cost of purchasing replacement assets from others.”
Wachovia’s policy is to remain fully secured for its counterparty exposure under dollar roll transactions. As previously described, Wachovia manages the collateral posted by counterparties for dollar roll transactions in compliance with SFAS 140 for financing transactions, which generally require that the market value of the forward purchase of securities should not exceed 102% of the amount of collateral held. A Master Securities Forward Transaction Agreement or similar agreement (“Agreement”) is executed by Wachovia with each counterparty for dollar roll transactions. The Agreement includes language that requires delivery of additional collateral by the counterparty if the market value of the mortgage-backed securities increases beyond the threshold (102% or less) specified in the Agreement. The collateral requirements are reciprocal and require Wachovia to deliver collateral to the counterparty in the event that the market value of the securities declines below the established threshold.
The collateral margin on all dollar roll transactions is monitored daily by the Complex Products Operations Department (“CPOD”). CPOD obtains and reviews the market prices on the mortgage-backed securities each morning and compares the prices to the value of the collateral held by Wachovia. These procedures ensure that the collateral is sufficient to fund the cost of purchasing the mortgage-backed securities from others should the counterparty default. If additional collateral is required, CPOD sends notification to the counterparty, and the counterparty is required to deliver the additional collateral by the end of the same day. Upon receipt of the additional collateral, CPOD updates its system and provides notification to BSM Operations. CPOD also arranges for the return of collateral to counterparties as necessary if the market value of the mortgage-backed securities declines.
c.	“The agreement is to repurchase or redeem them before maturity, at a fixed or determinable price.” (SFAS 140, paragraph 47c)
As stated above, Wachovia enters into dollar rolls, whereby Wachovia transfers mortgage-backed securities for delivery to a counterparty in the current month and concurrently contracts to repurchase substantially similar mortgage-backed securities from the same counterparty on a specified future date (typically one month) at a fixed price. In all cases, this is before the maturity date.
d.	“The agreement is entered into concurrently with the transfer.” (SFAS 140, paragraph 47d)
As stated above, the transfer and the repurchase agreement occur simultaneously.
4.	Please refer to Exhibit 1 of your response. It appears for certain situations listed in this exhibit, the start date precedes the trade date. Please tell us if this is correct, and if so, tell us how you considered whether hedge accounting was appropriate for those specific situations.
Wachovia Response:
There were certain transactions where the start date of the derivative preceded the trade date. These derivatives were entered into prior to the adoption of SFAS 133. Upon the adoption of SFAS 133, these derivatives were designated and documented as hedges and assessed for hedge effectiveness, as required by SFAS 133, as of January 1, 2001. Since the trade date and start date for these positions are both prior to the adoption of SFAS 133, the dates themselves were not considered relevant to the analysis required by SFAS 133. The fact that these derivatives had a fair value other than zero at the date of adoption of SFAS 133 was considered in the measurement of ineffectiveness. These relationships have been highly effective since the adoption of SFAS 133.
5.	Please refer to Exhibit 2.1 of your response dated August 3, 2007. The modeling techniques described in 3.1, 3.2, 3.3 and 3.4 appear to consider specific hedging periods, however the derivatives outlined in Exhibit 1 indicate there are instances where the term of the derivative greatly exceeds those hedging periods described in these modeling techniques. Please tell us if you perform similar analyses that consider longer hedging periods that are closer to the term of the derivative.
Wachovia Response:
We do not perform similar analyses that consider longer hedging periods that are closer to the term of the derivative. We believe that the existing analyses described in Exhibit 2.1 in Appendix A to our letter dated August 3, 2007, provide appropriate support for assessing effectiveness for hedge relationships with longer terms than the data included in the analysis. In performing our regression analysis we have obtained data points for the respective indices for an extended historical period of time (since 1984 for 1, 3, and 6 month Libor and 1992 for 1 day Libor). Then, the changes in the interest rates with one reset date are regressed on the changes in the interest rates with a different reset date. Regressions are performed for every combination of reset dates. For the regression analysis of 3 month Libor vs. 1 day, 1 month, 3 month and 6 month Libor, the interest rates changes are over a 1-year period, whereas for 6 month vs. 6 month Libor the changes are over a 2-year period.
In consultation with our internal statistical specialists, referred to as the Structured Transactions and Analytical Research (STAR) group, we concluded that the 1 year and 2 year combinations of analysis are appropriate for assessing hedge effectiveness based on the observation that if these time period combinations demonstrate high effectiveness, regression of longer periods of time generates statistical results that demonstrate even greater effectiveness than the 1 or 2 year combinations of time periods. This is due to regression of longer periods of time providing more opportunity for temporary market aberrations to “smooth out” as more data points are incorporated.
6.	We are continuing to evaluate the exhibits you provided in response to comment 3 of our letter dated July 20, 2007 and may have further comments.
Wachovia Response:
We acknowledge that the staff continues to evaluate the exhibits noted.
* * *
Wachovia acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the SEC staff should have any questions regarding this letter or the attached responses, please do not hesitate to contact me at (704) 383-3021.
Very truly yours,
/s/ Peter M. Carlson
Peter M. Carlson
Senior Vice President and
   Principal Accounting Officer